Exhibit 22

Issuer of Registered Guaranteed Debt Securities

Nabors Industries, Inc., a Delaware corporation (“Nabors Delaware”), is an indirect, wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempted company (“Nabors”). As of December 31, 2021, Nabors was the issuer of its (i) 5.10% Senior Notes due 2023 (the “2023 Notes”), (ii) 5.50% Senior Notes due 2023 (the “5.50 2023 Notes”) and (iii) 5.75% Senior Notes due 2025 (the “2025 Notes” and, together with the 2023 Notes and the 5.50% 2023 Notes, the “Registered Notes”). The Registered Notes were fully and unconditionally guaranteed by Nabors.